EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 20, 2009, relating to the consolidated financial statements and consolidated financial statement schedule of Comcast Corporation (which reports express unqualified opinions and include an explanatory paragraph relating to the adoption of new accounting pronouncements in 2008 and 2007), and the effectiveness of Comcast Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Philadelphia, PA

April 24, 2009